U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB - Amendment No. ~~3~~ 4

SEC File No. 0-50915

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

98-0343710

(I.R.S. Employer Identification Number)

Suite 1128, 789 West Pender Street, Vancouver, B.C.  V6C 1H2

(Address of principal executive offices)

Telephone:  (604)669-9330

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001 Per Share

(Title of Class)

TABLE OF CONTENTS

PART I	4
Item 1. Description of Business	4
Business Development	4
Technical Terms Glossary	4
Description of our Business	6
Item 2. Plan of Operation	10
Description of Exploration Properties	14
SMH Prospect	14
Roxy Prospect	20
Item 3. Description of Property	21
Our Office Premises	21
Item 4. Security Ownership of Certain Beneficial Owners and Management	21
Item 5. Directors and Executive Officers, Promoters and Control Persons	22
Item 6. Executive Compensation	23
Item 7. Certain Relationships and Related Transactions	24
Item 8. Description of Securities	25
PART II	25
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters	25
Item 2. Legal Proceedings	27
Item 3. Changes in and Disagreements with Accountants	27
Item 4. Recent Sales of Unregistered Securities	27
Item 5. Indemnification of Directors and Officers	28
PART - FINANCIAL STATEMENTS	28
PART III	63
Item 1. Index to Exhibits	63
SIGNATURES	63
~~PART I~~ 	~~3~~
~~Item 1. Description of Business~~	~~3~~
~~Business Development~~	~~3~~
~~Description of our Business~~	~~556~~
~~Item 2. Plan of Operation~~	~~989~~
~~Our Exploration Properties~~	~~121213~~
~~SMH prospect~~	~~121213~~
~~Location and Access~~	~~121213~~
~~Accessibility and Physiography~~	~~171618~~
~~History~~ 	~~171618~~
~~Regional Setting~~ 	~~171619~~
~~Property Geology~~	~~181719~~
~~Roxy Prospect~~ 	~~181719~~
~~Location and Access~~	~~181719~~
~~History~~	~~181720~~
~~Geology~~	~~191820~~
~~Mineralization and Geochemistry~~ 	~~191820~~
~~Item 3. Description of Property~~	~~191821~~
~~Our Office Premises~~	~~191821~~
~~Item 4. Security Ownership of Certain Beneficial Owners and Management~~	~~201921~~

~~Item 5. Directors and Executive Officers, Promoters and Control Persons~~ 	 ~~201922~~
~~Item 6. Executive Compensation~~	~~222124~~
~~Item 7. Certain Relationships and Related Transactions~~	~~222124~~
~~Item 8. Description of Securities~~ 	~~232225~~
~~PART II~~	~~232225~~
~~Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters~~	~~232225~~
~~Item 2. Legal Proceedings~~	~~252427~~
~~Item 3. Changes in and Disagreements with Accountants~~	~~252427~~
~~Item 4. Recent Sales of Unregistered Securities~~	~~252427~~
~~Item 5. Indemnification of Directors and Officers~~	~~262528~~
~~PART - FINANCIAL STATEMENTS~~	~~262528~~
~~PART III~~	~~282730~~
~~Item 1. Index to Exhibits~~	~~282730~~
~~SIGNATURES~~	~~282730~~

PART I

Item 1.  Description of Business

Business Development

We are a mineral exploration company.  We seek to explore our mineral interests in the SMH Property located in Eureka County, Nevada and our mineral interests in the Roxy Prospect located in Pershing County, Nevada.  We were incorporated on February 15, 2001 as "Parthenon Development Corporation" under the laws of the State of Nevada.  We acquired our mineral exploration properties in January, 2004.  We raised seed capital to finance our mineral exploration activities during the period September, 2003 to March, 2004.  We changed our name to "McNab Creek Gold Corp." on August 1, 2003 when management determined that our company would explore gold and silver deposits in the vicinity of the Carlin Trend and Kennedy District in the State of Nevada.

The Company’s acquisition of its SMH Property and Roxy Property were negotiated at arm’s length with Scoonover Exploration LLC (“Scoonover”).  The negotiations were conducted on behalf of Scoonover by Mr. E.L. Hunsaker III in his capacity as a director of Scoonover.  Following our acquisition of the properties, Mr. Hunsaker joined our company as a director.   ~~Mr. E.L. Hunsaker III before he became a director of the Company.~~   However, in view of a potential conflict of interest in Mr. Hunsaker remaining as a director of the Company, he has resigned his position as a director of the Company and has been replaced by Mr. Christopher R. Verrico.  Mr. Hunsaker still serves as an officer and director of Scoonover.

The SMH 31-50 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).   The SMH quitclaim is recorded in Eureka County Nevada Book 374, Page 001-003.

The Roxy 1-8 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in July 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).  The Roxy quitclaim is recorded in Pershing County Nevada Book 384, Page 740-742.

We are an exploration stage company.  There is no assurance that a commercially viable mineral deposit exists on any one of our properties.  Extensive exploration will be required before we can make a final evaluation as to the economic and legal feasibility of any potential deposit.  No mining of our properties is contemplated in the foreseeable future and we will have no revenues until our properties are mined.  This will have a negative affect on the marketability of our shares.

We have not been involved in any bankruptcy, receivership or similar proceedings.  We have not undergone any material reclassification, merger, consolidation or sale of significant assets not in the ordinary course of business.  Our purchase of the SMH and Roxy mineral exploration properties described under “Plan of Operation” was, for our company, a purchase of significant assets not in the ordinary course of business.

In fiscal year 2004, our company paid $1,852 to our director, Mr. Kenneth Townsend, and $4,000 in management fees to Mr. Michael Townsend.  Mr. Michael Townsend is the son of Mr. Kenneth Townsend.

Technical Terms Glossary

The following defined technical terms are used in our registration statement:

Allochthonous – A block of lithologic units that underlay a fault block that has  been displaced laterally and emplaced above over the ‘allocthonous’ block. Typical in the Great Basin of the western United States (Nevada), where many western lithologic units have been “thrust” eastward and are now over the top of the eastern units, allocthonous rocks.  Generally the allocthonous rocks form the favourable ore-bearing host rocks.

Argentiferous – Silver bearing.

Argillaceous mudstone – A very fine grained sedimentary rock comprised of mud-size grains (less than .004 mm in diameter), with a significant clay component.

Arsenopyrite – A mineral; iron, arsenic sulphide, FeAsS, often a favorable indicator mineral for gold ore.

Chalcopyrite - A mineral, copper sulfide, Cu2S; sometimes called copper glance; one of most important ore minerals of copper.

Chert – Granular cryptocrystalline silica, similar to flint but usually light in color. Occurs as compact massive rock or as nodules.

Commercially Viable Mineral Deposit – A mineral deposit with sufficient mineral tonnage and grade to make it feasible for commercial exploitation.

Dolomite – Mineral composed of carbonate of calcium and magnesium, CaMg(CO3)2. Also used as rock name for formations composed largely of mineral dolomite.

Epithermal – a mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or more rarely, base metals.

Galena - A mineral; lead sulfide, PbS. Principal ore of lead.

Geosynclinal - Literally, "earth syncline." Term now refers, however, to a basin in which thousands of meters of sediments have accumulated, with accompanying progressive sinking of basin floor explained only in part by load of sediments.  Common usage includes both accumulated sediments themselves and geometrical form of basin in which they are deposited.  All folded mountain ranges were built from geosynclines, but not all geosynclines have become mountain ranges.

Greenstone – metamorphosed volcanic and sedimentary rocks.

Grey siliceous shale – A rock unit that is very thinly-bedded, typically formed by the compression of mud, thus forming a fissile, platy rock, containing a significant component of silica grains

Havallah – Pennsylvanian-Permian age stratigraphic Formation.

Hydrothermal deposit - A mineral deposit formed by the precipitation of metallic ions from water ranging in temperature from 50º to 700ºC.

Jasperoid - Granular, cryptocrystalline silica usually colored red by hematite inclusions; generally good indicator of the presence of ore-forming fluids in the area.

Koipato Group – Triassic age stratigraphic formation.

Laminated Silty Limestone – A thin bedded limestone, typically with beds ranging from 2-5 millimeters in thickness comprised of limestone and very small, silt grains.  Often laminated silty limestone is a very favorable ore-bearing host rock.

Limestone – Sedimentary rock composed largely of mineral calcite, CaCO3, formed by either organic or inorganic processes.

Lithologic units – Rock formations that comprise the geology in a region.

Mesozoic Koipato Group – Mesozoic age stratigraphic formation.

Paleozoic metamorphic – Paleozoic age changed-form rock." any rock changed in texture or composition by heat, pressure, or chemically active fluids after original formation.

Paleozoic Pumpernickel – Paleozoic age stratigraphic Formation.

Pennsylvanian-Permian Pumpernickel Formation – Stratigraphic Formation.

Pyrite - A sulfide mineral, iron sulfide, FeS2.

Quartz carbonate – Typically an alteration product of vein associated with metalliferous systems; comprised of a mixture of quartz and carbonate.

Quartzite - Metamorphic rock commonly formed by metamorphism of sandstone and composed of quartz. No rock cleavage.  Breaks through sand grains in contrast to sandstone, which breaks around grains.

Siliceous- Minerals with crystal structure containing silicon-oxygen tetrahedra arranged as isolated units (nesosilicates), single or double chains (inosilicates), sheets (phyllosilicates), or three-dimensional frameworks (tectosilicates).

Siltstone – A fine grained sedimentary rock comprised of silt-size grains (.06 - .004 mm in diameter).

Sphalerite - A mineral; zinc sulfide, ZnS. Nearly always contains iron, (Zn, Fe)S. Principal ore of zinc. (Also known as zinc blende or blackjack.).

Tertiary grandiorite – Tertiary age intrusive rock that is composed of granodiorite-intursive rock.

Tertiary grandodiorite - Tertiary age igneous rock intermediate in composition between granite and diorite.

Triassic granitic pluton – Triassic age intrusive rock that is composed of granitic-type intrusive rocks.

Triassic metavolcanics – Triassic age rock-type; Metavolcanics are rocks that were originally volcanic and have been changed by heat, pressure of chemically active fluids to metavolcanics.

Description of our Business

(i)

Our Principal Products and Their Markets

We are a junior mineral exploration company.  We have acquired two blocks of lode mineral claims in Pershing County and Eureka County in the State of Nevada.  We will be exploring these claims in phases.  Our proposed work program is set out in detail under the Plan of Operation section of this registration statement.

(ii)

Distribution Methods of our Products or Services

We are a mineral exploration company and are not in the business of distributing any products or services.

(iii)

Status of Any Publicly Announced new product or service.

We have no plans for new products or services that we do not already offer.

(iv)

Competitive Business Conditions and Our Competitive Position in the Industry and Methods of Competition

Historically, the State of Nevada has been rich in mineral reserves.  Areas of Nevada have been explored and in some cases staked through mineral exploration programs.  Large areas remain unstaked and areas reopen as claims expire.  The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest.  In many more prospective areas, extensive literature is readily available with respect to previous exploration and development activities.  These facts make it possible for a junior mineral exploration company such as ours to be very competitive with other similar companies.  In the case of the properties which we currently own, we purchased them inexpensively from another junior mineral exploration company.  We are in competition with hundreds of other junior exploration companies who are evaluating and re-evaluating prospective mineral properties in the State of Nevada.

In effect, we are also competitive with senior companies who are doing grass roots exploration.  In the event our exploration activities uncover prospective mineral showings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration.  We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future.  If we are unable to raise capital to pay for extensive claim exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.

Unless we conclude an aggressive property acquisition program which carries work commitments, we will be able to continue operating on modest cash reserves for the next 18 months.  We currently have cash on hand of $21,403.  Management of the Company has committed up to $50,000 in loan proceeds to ensure that the Company is able to continue its operations for at least the next 12 months.

(v)

Sources and Availability of Raw Materials and the Names of Principal Suppliers

As a mineral exploration company, we do not require sources of raw materials and do not have principal suppliers in the way which applies to manufacturing companies.  Our management team seeks to assemble a portfolio of quality mineral exploration properties in Nevada.  Management's exploration experience and industry contacts will enable us to assemble the portfolio of properties through grass roots exploration and staking by our own management team and by acquiring new properties through option agreements where new properties can be acquired on favourable terms.

The north-central Nevada region, around the SMH and Roxy Properties, has a long history of mining activity.  The majority of the jobs in the northern Nevada counties (Lander, Humboldt, Eureka, and Elko) are associated with the mining industry.  Heavy equipment and operators are available from several sources in the local area.  The nearby towns have extensive support and equipment availability.  Skilled and experienced manpower is readily available in the local area.

(vi)

Dependence on One or a Few Major Customers

We are in the business of mining exploration.  We are not selling any product or service and therefore have no dependence on one or a few major customers.

(vii)

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration.

Our company does not own any patents or trademarks.  We are not party to any labor agreements or contracts.  Licenses, franchises and concessions are not part of our business.  Both our SMH Property and Roxy Property have been acquired subject to a 2.5% net smelter return royalty which was retained by the vendors of the property, Scoonover Exploration LLC and which was subsequently sold to a third party, Golden Patriot Corp.  The Quitclaim Deeds under which we acquired our SMH and Roxy properties provide that the holders of the net smelter return royalties on our properties have two years from the date of royalty payments to object to the correctness of each payment.  If not objection is made, the royalty payments are deemed correct.

(viii)

Need for Any Government Approval of Principal Products or Services

We are not in a business which requires government approval for principal products or services.  In the event mining claims which we own or which we acquire in the future prove to host viable ore bodies, we would be required to apply for numerous government approvals in order to commence mining.  All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of an ore body.

The mining industry in the United States is highly regulated.  We have hired Mr. Michael H. Sandidge as a mining exploration consultant.  Mr. Sandidge has extensive industry experience and is familiar with all government regulations respecting the initial acquisition early exploration of mining claims in Nevada.  The mining consultants who we retain have extensive industry experience and are familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in Nevada.  We are unaware of any proposed or probable government regulations which would have a negative impact on the mining exploration industry in Nevada.  We propose to adhere strictly to the regulatory framework which governs mining operations in Nevada.

(ix)

Effect of Existing or Probable governmental Regulations on Our Business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities.

We have not expended any funds on research and development activities and do not expect to do so in the foreseeable future.

(xi)

Costs and Effects of Compliance with Environmental Laws (federal, state and local).

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring and doing preliminary exploration activities only.  In the event that claims which we now own or may acquire in the future host a viable ore body, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these claims.  These exploration plans will be prepared by qualified mining engineers.

Our costs of compliance with environmental laws during the next twelve months through our Phase 1 exploration program will be minimal.  Our field activity will involve extremely low impact environmental work such as geologic mapping, rock chip sampling and the compilation of a geochemical database.  ~~The costs of environmental compliance for the next 12 months are so minimal, they have not been included in our budgets.~~

~~During the exploration phases the cost of compliance with environmental regulations will be $1000 consisting of an environmental bond that will be refunded if reclamation of the site is performed to industry standards.  The company will comply with the filing of permits to construct roads and drill pads associated with a proposed drill program and any subsequent reclamation that may be required after the drill program has been completed.  The company also will comply with the filing of permits to undertake trenching associated with a proposed exploration program and any subsequent reclamation that may be required after the trenching program has been completed.  No mining of the site is contemplated in the foreseeable future.  If an economic ore body is delineated the company will commission a feasibility study that will incorporate an environmental impact study approximating the costs associated with complying with environmental regulations.~~

The cost for environmental compliance permits and reclamation for our proposed operations over the next 12 months, which does not include mining, will be $1,000 for phase 2 and $5,000 for Phase 3.  These environmental compliance costs consist of environmental bonds that will be refunded when reclamation of the site is performed to industry standards.  The proposed surface disturbance in phase II will be limited to surface sampling by collecting hand samples from rock-chip outcrops, collecting soil samples with minimal ground disturbance (less than 1 square foot of disturbance), conducting a geophysical survey where shallow pits measuring 18 inches long  x 18 inches wide x 12 inches deep at 200 meter intervals will be dug.  Upon completion of the geophysical program, these pits will be back-filled and the bond will then be refunded once the inspection is complete.  The environmental costs associated with the third phase exploration program will be a $5,000 bond for permits to construct roads and drill pads associated with a proposed drill program.  Once the drill program is completed and the sites are reclaimed, the $5,000 bond will be refunded.

The environmental impacts of a mining operation commence with exploration activities, extend through extraction and processing of minerals and may continue post-closure of the operation, with the nature and extent of the impacts varying throughout the stages of project development.

Mining operations may be categorized as either surface or underground.  Surface mining may be broadly defined to encompass open pit, open cast, quarry, strip, dredging and placer (hydraulic) mining.  Underground methods include pillar-and-stope, shrinkage stope, block caving and longwall mining.  Most mining operations (whether surface or underground) share a number of common stages or activities, each of which have potentially adverse impacts on the natural environment, social and cultural conditions, or the health and safety of mine workers or communities in the environs of the mine.  These activities fall into the following categories:

-

exploration;

-

disposal of overburden and waste rock;

-

ore processing and plantsite operations;

-

tailings containment, treatment and disposal;

-

infrastructure, access and energy; and

-

construction workcamps and operational townsites.

In the event our company entered a mining phase on one of its Nevada properties, we would expect that the average environmental costs associated with mining in Nevada to be approximately $1.30 per tonne or $15.00 per ounce of gold mined.  Most mining operations (whether surface or underground) share a number of common stages or activities, each of which have potentially adverse impacts on the natural environment, social and cultural conditions, or the health and safety of mine workers.

(xii)

Number of Total Employees and Number of Full Time Employees

We currently have one full time employee, namely Kenneth Townsend, our President, C.F.O. and director.  The time spent by this employee on our business is directly proportional to our level of activity on a month to month basis.  Mr. Townsend typically spends 50 to 100 hours per month on our business.

We employ Mr. Michael Sandidge as a consultant to our company.  Mr. Sandidge is a registered professional geologist in the state of Washington with a MS degree in geology from University of Texas at El Paso and an undergraduate degree in geology from University of Washington.  His work experience includes researching and consulting from 1982 to present.  He worked on several projects while an undergraduate and graduate student, they included investigating the petroleum potential of the Overthrust Belt of southwestern United States and northern Mexico, structural interpretation of the Kootenay Arc of southern British Columbia, Canada, structural and intrusive history of the Central Coastal Plutonic Province, western British Columbia, Canada, tectonic evaluation and metallogenic potential of the Lake Baikal and Tien Shan regions of the former Soviet Union, and the tectonic and metallogenic evolution of the Xolapa Complex of southern Mexico.  He worked as a consultant in both exploration and environmental programs in Arizona (AZCO Mining Company, 200Mt Sanchez copper deposit) and northern Mexico from 1993-1994, environmental and resource expansion in Arizona (Phelps Dodge Corporation, Morenci Mine) in 1995, precious metal potential of northern Argentina (Homestake/Argentina Gold Corporation) in 1996, regional reconnaissance and precious metal potential of the Maricunga Belt and structural evaluation of the 1.2Bt Cerro Casale deposit (Bema Gold) in 1996, project management and precious metal potential of the Andacollo Project (Sierra La Plata Corporation) in 1997, regional platinum group minerals (PGM) evaluation of the Kola Peninsula (Outukumpu) in 1997, epithermal precious metal potential in Far East Russian Federation (Cyprus/AMAX/Far East Geological Institute) in 1998.  Presently, Michael Sandidge is VP of Exploration for West Hawk Development Corporation, a publicly listed, Toronto Stock Exchange Venture Exchange, based in Vancouver, British Columbia, Canada.

Item 2.  Plan of Operation

During the period September, 2003 to March, 2004, we obtained subscriptions for 964,200 shares under Regulation S to raise proceeds of approximately $47,460.  We have received ~~additional~~ loan proceeds from our management of approximately $30,000.  These loans were converted to shares at $0.10 per share in December, 2005 under Regulation S.  Additionally, in November and December, 2005, management subscribed for an additional private placement of $44,000 at $0.10 per share.   The proceeds obtained from these financings are allowing us to complete our stage one exploration programs on the SMH Property and the Roxy Prospect.  It is unlikely that we will need to raise additional funds in the next 12 months.  Our existing funds will also cover our general and administrative expenses for at least the next 12 months.  In the event additional funds are required, management will seek private placement subscriptions or will loan additional proceeds to the Company.

~~Current loan proceeds advanced by management to our company are non interest bearing and are repayable on demand.  Management is under no written or binding obligation to advance additional loan proceeds to our company.  Management has indicated that it will loan up to $50,000 in additional proceeds to the Company if necessary~~ Our cash on hand from private placement proceeds received in November and December, 2005 are sufficient  to ensure the Company’s continued operations for the next 12 months.

Even if our company completes our planned exploration programs on the Roxy and SMH Properties and is successful in identifying a mineral deposit, the Company will be required to spend substantial additional funds on drilling and engineering studies before it can determine whether the mineral deposit is commercially viable.  Currently, the Company does not have the funds required to complete a substantial drilling program and engineering studies.  In the event it is unable to raise additional funds for this work, it would be unable to proceed even if a mineral deposit is discovered.  No mining of our properties is contemplated in the foreseeable future and we will have no revenues until our properties are mined.

Exploration on the SMH and Roxy Properties will be conducted in phases.  We have ~~not yet started~~ completed Phase One of our exploration program on our SMH property.  ~~If Stage1 results are sufficiently encouraging,~~

 ~~w~~ We will proceed with ~~continued~~ exploration in a Phase Two program on our SMH property ..  ~~Typically,~~ Our exploration results which warrant Phase 2 work include:

•

Surface geochemical sample results with values that are suggestive of a mineral deposit, when considered in the context of the geologic setting of the property.

•

Geophysical anomalies that are suggestive of a mineral deposit, when considered in the context of the geologic setting of the property.

•

Interpretation of geological results that is indicative of a favorable setting for a mineral deposit.

~~These results are usually interpreted in conjunction with current metal-market conditions, management’s corporate goals, and the potential for Stage 2 plans to facilitate the discovery process.~~

Our company has incurred operating losses.  ~~and~~   We will ~~not~~ be able to continue operations for the next 12 months with cash on hand  ~~exist indefinitely~~ without the receipt of additional operating funds.  Our company will continue exploration activities on its mining properties over the next 12 months and will not consider an acquisition or merger with a non-mining entity for at least the next 12 months.   In the view of our company’s auditors, our company requires additional funds to maintain our operations and these conditions raise substantial doubt about our ability to continue as a going concern.

The SMH 31-50 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January 2004 by Scoonover Exploration LLC of Elko, Nevada.  The claims were acquired at arm’s length for consideration of $3,500, with a 2.5% net smelter return royalty retained by Scoonover.

The SMH quitclaim (recorded in Eureka County Nevada Book 374, Page 001-003) is included as Exhibit 10.1.

The Roxy 1-8 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in July 2004 by Scoonover Exploration LLC of Elko, Nevada.  The claims were acquired at arm’s length for consideration of $3,500, with a 2.5% net smelter return royalty retained by Scoonover.

The Roxy quitclaim (recorded in Pershing County Nevada Book 384, Page 740-742) is included as Exhibit 10.2.

We will not be conducting any product research or development over the next 12 months.  We do not expect to purchase any plant or significant equipment over the next 12 months.

We do not expect any significant changes in the number of our employees over the next 12 months.  Our current management team will satisfy our requirements for the foreseeable future.

Our specific plans of operation for our two exploration properties are set out below.

SMH PROPERTY - Plan of Operation

The first stage of our two stage exploration program on our SMH Property was completed in October, 2005.  This program involved a site visit by the Company’s consulting geologist, Mr. Michael Sandidge.  Mr. Sandidge spent two days on our SMH Property and collected eight surface rock samples.  The samples were delivered to N.A. Degerstrom Inc. (“Degerstrom”) of Spokane, Washington for analysis.  Based on the gold and silver assay results obtained from Degerstrom and Mr. Sandidge’s observations from his site visit to the SMH Property, Mr. Sandidge recommends a phase two exploration program on our SMH Property.  This program will be completed by the end of September, 2006.  Mr. Sandidge has concluded that rocks underlay our SMH Property which may host high angle vein deposits similar to those found throughout the Carlin Trend.  In Mr. Sandidge’s view, it is possible that favourable carbonate sequences that host the bulk of the gold deposits in the Carlin Trend may occur over the Roberts Mountain’s thrust.  Based upon the SMH Property’s setting within the Carlin Trend and lithological characteristics, the property warrants further work.

The following costs were incurred in completing our phase one exploration program on the SMH Property:

Airfare

$526

Truck Rental

$450

Fuel

$350

Meals

$350

Hotel

$550

Professional Services

$4,100

Assays

$680

Maps

$200

Report

$800

Total

$7,030

~~We propose to complete the first stage of our two stage exploration program on our SMH property by the end of July of 2005.  Stage two will be contingent upon positive exploration results being obtained in stage one of our program.  Execution of the Phase 1 plan should be possible beginning in the latter part of March or early February.~~

~~Stage 1~~

~~(a)~~

~~Soil and rock chip sampling to be concentrated in the vicinity of drill hole 93TELE 9 and on the southeast corner of the property.~~

~~(b)~~

~~VLF-EM survey to locate and define faults.~~

~~Proposed Budget~~

~~Soil and rock chip sampling including analyses, 200 samples at $20/sample~~ 	~~US$4,000~~
~~VLF-EM survey, 20 line kilometers at 150/km~~ 	 ~~3,000~~
~~Sub-total~~ 	~~7,000~~
~~All 10% contingencies~~ 	 ~~700~~
~~Total~~ 	~~7,700~~

~~Stage 2 - Contingent Upon Stage 1 Results~~

~~(a)~~

~~Reverse-circulation drilling depending on the results of Stage 1.  Deep holes of not less than 1,200 feet would be employed to explore for gold mineralisation beneath the Roberts Mountains Thrust.~~

~~Proposed Budget~~

~~Reverse-Circulation Drilling 4800ft or 1464m at $25/metre~~ 	~~36,600~~
~~Engineering and supervision~~ 	~~6,000~~
~~Transportation, Accommodations and meals~~ 	 ~~4,000~~
~~Sub-total~~ 	~~46,600~~
~~All 10% contingencies~~ 	 ~~4,660~~
~~Total~~ 	~~51,260~~

Proposed Stage 2 Exploration Program

The results of the Phase I exploration program carried out on the SMH Property by Mr. Sandidge and his review of material provided regarding previous exploration are sufficiently encouraging to justify our company undertaking a concerted, systematic Phase 2 exploration program on the SMH Property.  Our Phase 2 work will include:

1.

VLF-EM and TEM surveys to locate and define the faults and their association with the Roberts Mountain Thrust.

2.

Detailed geological mapping of the property at a scale of 1:500.

3.

Compilation of all previous soil and rock chip sampling into a digitized database resulting in maps that may outline or define gold anomalies.

4.

Collection of 200 rock and chip samples from outcrop and pits.

Proposed Preliminary Phase 2 Budget

The budget (in US Dollars) for the phase II program recommended above is estimated as follows:

Geological Mapping

$7,000

Soil and Rock Chip Sampling (200 samples @$25/sample)

$5,000

VLF-EM and TEM survey (20 line kms @$500/km)

$10,000

Transportation, Accommodations and Meals

$ 4,000

Subtotal

$26,000

Contingency (10%)

$2,600

TOTAL

$28,600

This program will be completed by the end of September, 2006.

ROXY PROSPECT - Plan of Operation

In light of phase one exploration results from the Company’s SMH Property and the proposed Phase 2 program on that property, management has determined that it will delay the following phase one exploration program on the Roxy Property until at least September, 2006.   ~~We propose to complete the following phase one work program on our Roxy Prospect by the end of July, 2005.  Further work on this property will be contingent upon positive exploration results being obtained in phase one of our program.~~ No mining of our properties is contemplated in the foreseeable future and we will have no revenues until our properties are mined.  This will negatively affect the marketability of our shares.

Phase I:

Detailed Mapping, Sampling, Data Acquisition and Initial Permitting

The purpose of this program phase is to increase our knowledge base for the Roxy Prospect.  This includes more detailed surface geologic mapping, rock chip sampling and the compilation of a geochemical database for the area of interest.

Labor:

Field work, estimated 15 days.  Estimated cost = $7,500 plus expenses and mileage.

Total estimated cost field work = $8,800

Office work, estimated 5 days.  Estimated cost = $2,500 plus expense.

Total estimated cost office work = $2,700.

Rock Sample Assaying and Geochemical Analyses:

ALS Chemex.

Anticipate 225 rock chip sample assays and multi-element geochem analyses at US$34 each.

Estimated cost = $7,650.

Geophysical Surveys:

Acquire old IP data and re-interpret.

Estimated costs = $7,500.

Permitting - BLM Notice of Intent:

Prepare and file Notice of Intent with BLM, after completion of field work

Estimate 2 days = $1,000 - $1,200 US.

Summary of Phase I Expenditures:

Task	Cost
Labor (map & geochem field work)	$ 8,800
Labor (map & geochem interp.)	$ 2,700
Assaying & Geochemical Analyses	$ 7,650
Geophysics (data acq. & re-interp)	$ 7,500
NOI Permitting (start)	$ 1,000
Phase I Total (US$)	$27,650

A modest contingency of $2,350 brings the total for the recommended program to US$30,000.  Completion of the Phase I program is anticipated by ~~mid 2005~~ the end of 2006.

We have engaged Michael Sandidge P.Geo. to assess each phase of our proposed exploration and determine whether the results warrant further work.  Our company may pay finder’s fees to individuals who locate exploration properties on our behalf.  No finder’s fees will be paid to any affiliated parties who may locate exploration properties on our behalf.

If the exploration results on the Company's initial phases on its two properties do not warrant drilling or further exploration, the Company will suspend operations on these properties.  The Company will then seek additional exploration properties and additional funding with which to do work on the new properties.  In the event that the Company is unable to obtain additional financing or additional properties, it may not be able to continue as a going concern.

Management of the Company has ~~committed up to $50,000 in loan proceeds to~~ converted $38,376 of debt into shares of the Company at $0.10 per share in December, 2005.  Management also subscribed for an additional $44,000 private placement at $0.10 per share.  These funds will  ensure that the Company is able to continue its operations for at least the next 12 months.

No mining of our properties is contemplated in the foreseeable future and we will have no revenues until our properties are mined.  This will negatively affect the marketability of our stock.

Description of Our Exploration Properties

SMH prospect

Location and Access

The SMH Prospect comprises 400 acres in 20 unpatented and contiguous lode claims.  An unpatented mining claim is a particular parcel of Federal land, valuable for a specific mineral deposit or deposits.  It is a parcel for which an individual has asserted a right of possession.  The right is restricted to the extraction and development of a mineral deposit.  The rights granted by a mining claim are valid against a challenge by the United States and other claimants only after the discovery of a valuable mineral deposit.  The claims are located south of the Carlin Trend, Figure 1, more specifically in Section 23, 26 and 35 of Township 26 North and Range 52 East in Eureka County Nevada.  Subject to a 2.5% production royalty, the claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January, 2004 by Scoonover Exploration LLC of Elko, Nevada.  The name of the claims and their BLM Serial Numbers are given in Table 1.  All claims have anniversary dates on September 1 and are in good standing until 2005.

Unpatented mining claims consist of U.S. Federal controlled ground for which the proprietary mineral rights have been claimed; one claim covers approximately 20.7 acres and is obtained by completing a proscribed set of monumentation, postings and filings (described by Nevada law) generally described as:

•

Erect four corner locations monuments and one location monument

•

File appropriate documentation and pay appropriate fees with U.S. Department of the Interior-Bureau of Land Management

•

File appropriate documentation and pay appropriate fees with County Recorder in county where claims are located.

Table 1.

Claim Name	BLM Serial Number
SMH 31	NMC856514
SMH 32	NMC856515
SMH 33	NMC856516
SMH 34	NMC856517
SMH 35	NMC856518
SMH 36	NMC856519
SMH 37	NMC856520
SMH 38	NMC856521
SMH 39	NMC856522
SMH 40	NMC856523
SMH 41	NMC856524
SMH 42	NMC856525
SMH 43	NMC856526
SMH 44	NMC856527
SMH 45	NMC856528
SMH 46	NMC856529
SMH 47	NMC856530
SMH 48	NMC856531
SMH 49	NMC856532
SMH 50	NMC856533

Figure 1

Location map of the State of Nevada showing the claims which are located south of the Carlin Trend, Sections 23, 26 and 35 of Township 26 North and Range 52 East of Eureka County, Nevada.

Denio
McDermitt
Owyhee
Jackpot
Vya
Orovada
Wells
Winnemucca
Elko
West Wendover
Gerlach
Battle Mountain
Carlin
Roxy Silver
SMH Project
Lovelock
RENO
Fallon
Austin
Eureka
McGill
CARSON CITY
Ely
Gardnerville
Yerington
Gabbs
Hawthorne
Luning
Mina
Tonopah
Pioche
Panaca
Goldfield
Caliente
Hiko
Alamo
N
W
E
S
Beatty
Indian Springs
200
0
200
400
Miles
Pahrump
LAS VEGAS
Boulder City
Searchlight
Laughlin

McNab Creek Gold Corp.
Nevada Projects

Figure 2

Small Scale Map showing the location and access to our SMH Property.

SMH Claims
Middle Spring
Flynn Spring
Mineral Hill
Mine
Corral
Willow Spring
Aiken Spring
Cave Canyon
Cave Spring
Cave Hill
Canyon
Simpson Spring
Rocky Gulch
Mountain
Table
Bald Mountain Well

N
W
E
S
0
2,500
5,000
10,000
Feet

SMH Claimblock
Eureka County Nevada

Figure 3

Small Scale Map showing the location and access to our Roxy Property.

Kennedy
Canyon
Mine
Lamberson
Canyon
Roxy Claims
Beacon
4WD
Springs
Flowing Well

N
W
E
S
6,900 3,450 0 6,900 Feet

Roxy Claimblock
Pershing County Nevada

Accessibility and Physiography

The SMH Prospect is reached by driving approximately 22 miles west on U.S. Interstate Highway 80 to Carlin, Nevada, then 41 miles south on Nevada State Highway 278 to Mineral Hill Road then approximately 4.8 miles east to the Aiken Canyon access road and 3.4 miles southeast to the property.

The SMH Property is accessible by a combination of paved roads and all weather gravel roads from Carlin in the north and from Eureka in the south.  Both towns are the nearest population centers.  Exploration trails abound in and around the Carlin and Battle Mountain areas while in areas of moderate and rolling topography, most places are negotiable by 4x4 vehicles even in the absence of roads.  Within the property itself, the topography is moderate, rising from 6,650 ft on the southwestern part of the property to 7,000 ft on the northeastern part of the property.  The climate is arid giving rise to sparse vegetation and generally stunted plant growth.

History

Most previous work completed on the SMH Property involved geologic mapping, soil and rock chip sampling, trenching, test pitting and reverse circulation drilling.  The latest work carried out on the property was rock chip sampling by both Newmont Explorations and later by Independence Mining in 1999.

Cominco owned a large block of land in the Sulphur Spring range that included the SMH ground.  Of four drill holes completed by Cominco in the area in 1988, two holes, MHS-1 and MHS-4 were located on the SMH Property.  Only the data on MHS-4 is available which shows no detectable gold.

Following the Cominco drilling, the Dickenson-Nevada J.V. partners made up of Reserve Industries Corporation, Precambrian Exploration and Dickenson Mines Limited operated the WHY claims and collected 183 soil samples of which 118 samples came from several disparate lines and 65 samples came from a claim post-based soil grid (i.e. 600 x 750 feet spacing).  Assays from these samples were rather low for gold but trace elements did identify several prospective targets.

Asamera leased the WHY claims from Dickenson - Nevada J.V. in August, 1990 and initiated a ten-hole AIRTRAC drilling program along with backhoe trenching, geochemical rock chip sampling and sagebrush biogeochemical sampling.  Asamera to 36 rock chip samples in three trenches and drilled a 500-foot drill hole on the eastern side of the property.  Data from this hole is not available.

All of the Asamera AIRTRAC drill holes were shallow, from 35 to 50 feet.  Only one of the holes (WHY -2) intersected any significant mineralisation - 0.013opt Au from 5-35 feet in jasperoid along the north-south fault.

Sagebrush sampling identified three low-grade multi element and gold anomalies in the south central part of the WHY claim group.  Two of the anomalies trend east-west across the roughly north-south stratigraphic trend of the lithologies and cut across several lithologic units.

In August, 1992, AUR leased the WHY claims from Reserve Industries who was acting on behalf of the Dickenson - Nevada J.V. partners.  In the same year of acquisition, AUR completed three trenches and an unspecified number of test pits.  A total of 61 rock chip and 9 soil samples were collected.  No significant assays resulted from the trench and test pit sampling.  Between July and August, 1993, AUR drilled 3,935 feet in nine reverse circulation drill holes using a tire-mounted Ingersol-Rand TH100 rig.

Regional Setting

The SMH Property is situated between the Carlin and the Battle Mountain - Eureka structural trends.  The rocks that host gold in the Carlin and Battle Mountain areas are present in the SMH Property.  The Carlin and Battle Mountain trends are parallel northwesterly alignments of gold and silver deposits stretching between 60 to 70 kilometers.  Geophysical studies indicate that both trends lie along ancient zones of crustal weaknesses resulting in fault zones extending deep into the earth's mantle providing conduits for sustained hydrothermal gold mineralisation.  In most deposits, microscopic gold is hosted in Paleozoic carbonate rocks, most particularly, the upper units of the Roberts Mountains Formation.

Property Geology

Units of the Vinini Formation primarily underlie the SMH property.  Previous work has subdivided the formation into separate sedimentary units comprising laminated silty limestone (Ovll), massive limestone (Ovl), black thinly bedded chert (Ovc), grey siliceous shale, siltstone and chert (Ovs), Quartzite (Ovq) and argillaceous mudstone and siltstone (Ovm).  The Vinini Formation (western assemblage rocks) is the fault contact with the Robert Mountains Formation of the (eastern assemblage rocks).  Previous drilling and sampling close to the fault returned anomalous gold values.

Roxy Prospect

Location and Access

The Roxy Prospect is located in un-surveyed Sections 5, 6, 7, and 8, of T27N, R38E, and MDB&M as shown in Figure 1.  The area is within the southeastern portion of the Kennedy Mining District in the State of Nevada.  The land package consists of eight unpatented lode claims (NMC860160 to NMC860167) along the eastern margin of the southern East Range.

Access is via I-80 to Winnemucca, Nevada, thence south along Grass Valley road, approximately 55 miles through Grass Valley, past the Gold Bank Hills, through Pleasant Valley, almost to McKinney Pass.  The Property lies approximately three miles west of the main dirt road and two miles north of McKinney pass.  Access may also be gained via I-80 to Battle Mountain.  Follow State Road 305 southwest, turning west onto Lander County Road that goes past Battle Mountain Gold's Copper Canyon operations.  This road turns to gravel past the mine entrance and heads thorough Buffalo and Dixie valleys, around the south end of the Tobin Range, thence north along Spring Creek through the Sou Hills, to the south end of Pleasant Valley, again almost to McKinney Pass.

History

Discovery of silver-gold ore occurred in what would become the Kennedy District in 1891.  The discovery and development, in 1893, of the Imperial and Gold Note mines brought around 500 hopeful prospectors to the area.  The Kennedy District produced almost 85,000 ounces of silver, more than 3,900 ounces of gold, plus 62,439 pounds of copper and 101,479 pounds of lead, between 1903 and 1950.  Production came primarily from north and northwest trending quartz veins.  The early mines in the district produced free-milling gold-silver ores from oxidized portions of the veins.  Ores were processed through a 20-stamp mill.  Subsequent production came from lessees who produced small shipments of gold-silver ore.  According to NBM&G Bulletin 89 Geology and Mineral Deposits of Pershing County, Nevada (Johnson, 1977), mines of the district ". . . operated intermittently until 1950, but the greatest period of development and productivity was between 1893 and 1905."

At the Roxy Property, there exist a few historic workings of unknown age (Pre-1930).  The most extensive occur on the northern end of the outcropping vein, where three or so adits follow the strike of the vein.  A shaft sunk above the adits appears to access the upper reaches of the vein above the adits.  Approximately 1,100 feet to the south, another adit, driven west from 300 feet east of the vein, failed to intersect the mineralized vein system.

Geology

A large Triassic granitic pluton, cut on its northern margin by a Tertiary granodiorite, dominates the geology of the Kennedy District.  These stocks intrude Paleozoic Pumpernickel and Havallah formations and Mesozoic

Koipato Group rocks.  Mapping compiled by Johnson (1977) reveals a north verging thrust emplacing undifferentiated Pennsylvanian-Permian Pumpernickel Formation westward over Triassic metavolcanics of the Koipato Group.  Carbonates may also comprise part of the lower plate of the thrust.  Regional mapping by Johnson (1977) does not reveal the limestone units; however, this limestone is the principal host to the quartz-carbonate, gold-silver veins at the Roxy Property.

Mineralization and Geochemistry

Principally silver and minor gold mineralization at the Roxy Property occurs within epithermal quartz-carbonate veins and stock work zones.  The veins are three to eight feet in width.  While some vein zones are greater than ten feet in width, the lack of production data for the Roxy area precludes anything other than speculation on the true width of the veins.   Veins trend north to northeast and dip easterly.  Silver values appear to correlate best with high lead and copper.  Metallic minerals within the veins include galena, sphalerite, chalcopyrite, arsenopyrite, and pyrite.  The galena is argentiferous.  Free gold is present locally.  In the main portion of the Kennedy District, quartz-sulfide veins occur in both Tertiary granodiorite and Paleozoic metamorphic rocks of the Pumpernickel Formation.  These host rocks cover a wide degree of physical and chemical properties, which is encouraging for the occurrences at the Roxy Property, as it shows precious metals mineralization to be possible through widely differing lithologies.

The most recent sampling consists of six samples taken by E. L. Hunsaker as confirmation sampling to previous work.  The samples obtained were grab samples weighing an average of one kilogram or 2.2 lbs. which were taken from a mineralized outcrop along an approximate strike length of 2,000 feet.  Results for this sampling include:

Sample	Easting (UTM)	Northing (UTM)	Au (opt)	Ag (opt)
20012	437432.00	4453797.00	<0.002	42.8
20013	437507.00	4453717.00	<0.002	5.7
20017	437342.00	4453398.00	<0.002	0.4
20018	437506.00	4454148.00	<0.002	0.3
20019	437455.00	4454029.00	<0.002	11.0
20020	437452.00	4454036.00	<0.002	54.5

The north-central Nevada region, around the SMH and Roxy Properties, has a long history of mining activity.  The majority of the jobs in the northern Nevada counties (Lander, Humboldt, Eureka, and Elko) are associated with the mining industry.  Heavy equipment and operators are available from several sources in the local area.  The nearby towns have extensive support and equipment availability.  Skilled and experienced manpower is readily available in the local area.

Item 3.  Description of Property

Our Office Premises

We operate from our offices at Suite 1128, 789 West Pender Street, Vancouver, British Columbia, Canada.  We do not own any real property or significant assets.  Office space is provided to us on a rent free basis by Mr. Kenneth Townsend, our President and Director.  We are not a party to any lease.  It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees.  Management believes that this space will meet our needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the direct, indirect and beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Kenneth G. Townsend Director 2028 West 53rd Avenue Vancouver, B.C. V6P 1L4	~~544,000~~ 1,007,760 shares Direct Ownership	~~56.42~~ 56.36%
Common	Christopher R. Verrico Director 6511 Granville Street Vancouver, B.C. V6C 1L6	No shares held	0%
Common	Management as a Group (two directors)	~~544,000~~ 1,007,760 shares Direct Ownership	~~56.42~~ 56.36%

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Our directors and officers are as follows:

Name	Age	Position
Kenneth G. Townsend	70	President, C.E.O., C.F.O., Secretary and Director
Christopher R. Verrico	47	Director

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officer serves at the will of the Board of Directors.  There are no family relationships between any executive officer or director.  No officer or director of our company has, during the past five years, been named or involved in any bankruptcy proceedings, criminal proceedings or federal or state securities or commodities law enforcement proceeding.

Resumes

Kenneth G. Townsend

Mr. Townsend was appointed to his positions with our company on August 11, 2003.  Mr. Townsend has been employed full time in this capacity.  For the period May, 1994 through August, 2003, Mr. Townsend was a franchise owner and distributor for Ecofuel Diesel Saver in the Provinces of British Columbia and Alberta.  Mr. Townsend is not an officer or director of any other publicly listed companies.

Christopher R. Verrico

Mr. Verrico was appointed a director of our company on February 11, 2005.  During the period 2003 to 2004, Mr. Verrico was employed as project manager and superintendent with JJM Construction Ltd. of Delta, British Columbia.  Mr. Verrico was principally responsible for managing utility and road improvement projects operated by JJM Construction Ltd. for the Municipalities of Richmond, Surrey and North Vancouver.  During the period 1995 to 2003, Mr. Verrico was President of Mopass Ventures Ltd.  Mopass Ventures Ltd. was Mr.

Verrico’s private operating company and through this company, Mr. Verrico participated as a contract consultant to Cumberland Resources and Candente Resource Corp. in the development and construction of a new exploration base camp in the Canadian Arctic for a gold mining operation.  Mr. Verrico has extensive experience in the civil/heavy-industrial construction and mining industry.  Mr. Verrico is not an officer or director of any other publicly traded companies.

Former Director

E.L. Hunsaker III

Mr. Hunsaker III was appointed a director of our company on May 1, 2004.  Mr. Hunsaker graduated from Colorado School of Mines in 1981 with a B.S. in Geological Engineering and from Colorado State University in 1988 with an M.S. in Economic Geology.  For the period May, 1995 to the present, Mr. Hunsaker has been self employed as a consulting geologist for Hunsaker Inc.  Mr. Hunsaker has consulted to a broad range of privately held and publicly traded mining exploration and development companies.  Mr. Hunsaker has extensive experience in mineral exploration in Nevada and has consulted on projects in the Canadian Northwest Territories, Mongolia and Argentina.

The Company’s acquisition of its SMH Property and Roxy Property were negotiated at arm’s length with Mr. E.L. Hunsaker III before he became a director of the Company.  However, in view of a potential conflict of interest in Mr. Hunsaker remaining as a director of the Company, he has resigned his position as a director of the Company and has been replaced by Mr. Christopher R. Verrico.

The SMH 31-50 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).   The SMH quitclaim is recorded in Eureka County Nevada Book 374, Page 001-003.

The Roxy 1-8 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in July 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).  The Roxy quitclaim is recorded in Pershing County Nevada Book 384, Page 740-742.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other companies.  Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies.  We do not have a right of first refusal to opportunities that come to management's attention.  No member of management is currently in a conflict of interest with respect to their service obligations to our company.

Item 6.  Executive Compensation

No compensation has been awarded to, earned by or paid to our officers and/or directors since our inception.  Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations.  As of the date of this registration statement, we have no funds available to pay officers or directors.  Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Kenneth G. Townsend, President, C.E.O., C.F.O., Secretary and Director	2004 2005	$0.00 $0.00	$0.00 $0.00	$1,852 $0.00	$48,960 $0.00	0 0	$0.00 $0.00	$0.00 $0.00
E.L. Hunsaker III, Director	2004 2005	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00
Christopher R. Verrico, Director	2005	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00

Item 7.  Certain Relationships and Related Transactions

We have not entered or proposed any related party transaction involving any member of management, shareholder or immediate family member of management or a shareholder.

In fiscal year 2004, our company paid $1,852 to our director, Mr. Kenneth Townsend, and $4,000 in management fees to Mr. Michael Townsend.  Mr. Michael Townsend is the son of Mr. Kenneth Townsend.

The Company ~~has~~ issued two promissory notes payable to Mr. Kenneth Townsend, a director of our company.  The first promissory note ~~is~~ was unsecured and ~~bears~~ bore interest at 8% per annum.  This note ~~is~~ was for $10,000 and ~~is~~ was due January 9, 2006.  The second promissory note ~~has also been~~ issued to Mr. Kenneth Townsend, ~~is~~ was unsecured and ~~bears~~ bore interest at 8% per annum.  This note ~~is~~ was for $20,000 and ~~is~~ was due March 19, 2006.  These two promissory notes and accrued interest of $3,832 was converted into shares of our company by Mr. Townsend at $0.10 per share on December 30, 2005. Mr. Townsend also converted an additional $4,544 of unsecured debt to shares of our company on December 30, 2005.

The Company’s acquisition of its SMH Property and Roxy Property were negotiated at arm’s length with Mr. E.L. Hunsaker III before he became a director of the Company.  However, in view of a potential conflict of interest in Mr. Hunsaker remaining as a director of the Company, he has resigned his position as a director of the Company and has been replaced by Mr. Christopher R. Verrico.

The SMH 31-50 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in January 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).   The SMH quitclaim is recorded in Eureka County Nevada Book 374, Page 001-003.

The Roxy 1-8 claims were transferred to McNab Creek Gold Corporation by virtue of a Quitclaim Deed executed in July 2004 by Scoonover Exploration LLC of Elko, Nevada.  E.L. Hunsaker III, is a managing member of Scoonover Exploration LLC (Scoonover Exploration a Nevada Limited Liability Company).   The claims were acquired for the consideration of $3,500; with a 2.5% net smelter return royalty retained by Scoonover (the 2.5% net smelter return royalty was sold to Golden Patriot Corp., of which E.L. Hunsaker III is also a director).  The Roxy quitclaim is recorded in Pershing County Nevada Book 384, Page 740-742.

No mining of our properties is contemplated in the foreseeable future and we will have no revenues until our properties are mined.  This will negatively affect the marketability of our shares.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $0.0001 per share.  There are ~~964,200~~ 1,787,960 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts.  All shares of our common stock issued and outstanding are fully paid and non-assessable.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock.  There has been no trading market to date.  Management has not discussed market making with any market maker or broker dealer.  We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

The company has no outstanding options or warrants to purchase its common shares or securities convertible into common shares of the Company.

Market Price

Our common stock is not quoted at the present time.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

*

that a broker or dealer approve a person's account for transactions in penny stocks; and

*

the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

*

obtain financial information and investment experience and objectives of the person; and

*

make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

*

sets forth the basis on which the broker or dealer made the suitability determination; and

*

that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

420,~~000~~ 200 of our issued and outstanding common shares owned by non-affiliates are eligible for sale pursuant to Rule 144 under the Securities Act of 1933.  Rule 144, as currently in effect, allows a non-affiliated person who has beneficially owned shares of a company's common stock for at least one year to sell within any three month period a number of shares that does not exceed the greater of:

(1)

1% of the number of shares of the subject company's common stock then outstanding which, in our case, will equal approximately ~~96,420~~ 178,796 shares as of the date of this registration statement; or

(2)

the average weekly trading volume of the subject company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Under Rule 144(k), a person who is not one of the subject company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this registration statement, persons who are our affiliates hold ~~544,000~~ 1,376,760 shares that may be sold pursuant to Rule 144 after two years from the date of purchase.  Accordingly, Rule 144 applies to the ~~544,000~~ 1,376,760 shares except for subparagraph (k) of Rule 144 which does not apply to affiliate shares as described in the preceding paragraph.  All shares owned by affiliates will continue to be subject to the resale limitations imposed by Rule 144 for so long as the shareholder remains an affiliate of our company.  Three months after such persons cease to be affiliates of our company, sales may be made after the two year period from the issue date without 144 limitations under Rule 144(k).

No mining of our properties is contemplated in the foreseeable future and we will have no revenues until our properties are mined.  This will negatively affect the marketability of our shares.

Holders

There are fifty one (5~~0~~ 1 ) shareholders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Item 2.  Legal Proceedings

We are not a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

~~We have no changes in or disagreements with our accountants.~~

We have changed our independent accountants to audit our financial statements.  Effective May 3, 2005, Moore Stephens Ellis Foster Ltd. merged with Ernst & Young LLP which constitutes a change of accountants.  We appointed Ernst & Young LLP as our independent accountants.

During the years ended March 31, 2004, March 31, 2005 and during the quarter ended June 30, 2005, there were no disagreements with our former accountants, Moore Stephens Ellis Foster Ltd., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure.

During the years ended March 31, 2004 and March 31, 2005, our former accountant’s report on our financial statements contained the qualification that our financial statements were prepared assuming that we will continue as a going concern.  Given that we suffered losses from operations and the satisfaction of liabilities and commitments are dependent upon our ability to meet future financing requirements and the success of our future operations, there is substantial doubt about our ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Other than the qualification regarding uncertainty of our ability to continue as a going concern, our former accountant’s report on our financial statements did not contain an adverse opinion, a disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

We engaged the firm of Ernst & Young LLP as of May 3, 2005.  During the years ended March 31, 2004 and March 31, 2005, Ernst & Young LLP was not consulted on any matter relating to accounting principles to a specific completed or proposed transaction or the type of audit opinion that might be rendered on our financial statements.  During the years ended March 31, 2004 and March 31, 2005, Ernst & Young LLP did not provide any written or oral advice that was an important factor considered by it in reaching any decision as to accounting, auditing or financial reporting issues.

Item 4.  Recent Sales of Unregistered Securities

In December, 2005, we sold 383,760 shares at $0.10 per share to one subscriber.  This issuance of shares is a conversion of the Company’s indebtedness owed to Kenneth Townsend, our C.E.O. and President, in the amount of US$38,376.00 as of September 30, 2005.  This purchaser is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  This subscriber acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

Also in November and December, 2005, we sold 440,000 common shares at $0.10 per share to four (4) subscribers under Regulation S.  All of these subscribers were friends, relatives or business associates of management and accordingly not members of the public.  None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On January 9, 2004, we sold and issued 544,000 shares at $0.01 per share to one subscriber who is our C.E.O. and President ..  This purchaser is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).   During the period September, 2003 to March, 2004, we sold 420,200 common shares at $0.10 per share to 49 subscribers under Regulation S.  All of these subscribers were friends, relatives or business associates of management and accordingly not members of the public.   None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

None of our shares have been sold or issued for consideration other than cash.

Item 5.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.

Article VI of our Bylaws states certain indemnification rights and limitations.  Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification.

Excepted from liability immunity in our articles of incorporation are:

(a)

acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

or

(b)

the payment of dividends in violation of NRS78.300

PART - FINANCIAL STATEMENTS

Our unaudited financial statements for the quarter ended September 30, 2005, our restated audited financial statements for the years ended March 31, 2004 and 2003 and our audited financial statements for the years ended March 31, 2005 and 2004 and the related consolidated statements of shareholders' equity, consolidated statements of operations and consolidated statements of cash flows appearing in this registration statement, have been included herein in reliance on the report of Ernst & Young, LLP (formerly Moore Stephens Ellis Foster Ltd.), given on the authority of said firm as experts in accounting and auditing.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

Financial Statements

(Stated in U.S. Dollars)

September 30, 2005

(Unaudited)

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity

Statements of Cash Flows

Notes to the Financial Statements

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

BALANCE SHEETS
(Expressed in U.S. Dollars)

	September 30,	March 31,
	2005	2005
See Note 1 - Basis of Presentation and Going Concern Matters	(Unaudited)	(Audited)

ASSETS

Current Assets
Cash	$891	$21,403

Equipment	218	257

Mineral Properties - Note 2	-	-

Total Assets	$1,109	$21,660

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payables and accrued expenses	$22,927	$13,324
Due to a director - Note 3	4,544	4,544
Promissory notes payable to related parties - Note 3	30,000	30,000
Liabilities to issue shares	13,029	-
Total current liabilities	70,500	47,868

Stockholders' Deficiency
Common Stock : $0.0001 Par Value
Authorized : 100,000,000
Issued and Outstanding : 964,200 (2004: 964,200)	96	96
Additional Paid In Capital	98,574	98,574
Deficit accumulated during the exploration stage	(168,061)	(124,878)
Total Stockholders' Deficiency	(69,391)	(26,208)

Total Liabilities and Stockholders' Deficiency	$1,109	$21,660

(See accompanying notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
(Unaudited)

					February 15,
	Three months		Six months		2001 (date of
	ended		ended		incorporation) to
	September 30,		September 30,		September 30,
	2005	2004	2005	2004	2005
See Note 1 - Basis of Presentation and Going Concern Matters

Expenses
Compensation expenses	-	-	-	-	48,960
Exploration costs (Note 2)	14,157	-	14,157	-	14,157
General and administrative	$ 8,622	$ 19,594	$29,026	$ 20,522	$ 81,926
Mineral claims - acquisition costs (Note 2)	-	3,500	-	3,500	7,000
Property investigation costs	-	-	-	250	16,018
Net loss for the period	$ (22,779)	$ (23,094)	$ (43,183)	$ (24,272)	$ (168,061)

Loss per share attributable to common
stockholders:
Basic and diluted	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.03)	$ (0.10)

Weighted average number of
common shares outstanding:
Basic and diluted	964,200	964,200	964,200	964,200	1,622,098

(See accompanying notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period from February 15, 2001 (Date of Incorporation) to September 30, 2005
(Expressed in U.S. Dollars)
(Unaudited)
				Deficit
				Accumulated
		Stock	Additional	During the	Stockholders'
	Common	Amount At	Paid In	pre-exploration	Equity
Stated in U.S. dollars	Shares	Par Value	Capital	stage	(Deficiency)
See Note 1 - Basis of Presentation and Going Concern Matters

Issuance of common stock for services rendered	2,250,000	$ 225	$ 2,025	$ -	$ 2,250
at $0.0001 per share, February 16, 2001

Comprehensive income (loss)
Loss for the period				(2,935)	(2,935)

Balance, March 31, 2003 and 2002	2,250,000	225	2,025	(2,935)	(685)

Cancellation of common stock	(2,250,000)	(225)	225	-	-

Capital stock issued for cash
- at $0.10	420,200	42	41,978		42,020
- at $0.01	544,000	54	54,346		54,400

Comprehensive income (loss)
Loss for the year				(78,562)	(78,562)

Balance, March 31, 2004	964,200	96	98,574	(81,497)	17,173

Comprehensive income (loss)
Loss for the period				(43,381)	(43,381)

Balance, March 31, 2005	964,200	96	98,574	(124,878)	(26,208)

Comprehensive income (loss)
Loss for the period	-	-	-	(43,183)	(43,183)

Balance, September 30, 2005	964,200	$ 96	$ 98,574	$ (168,061)	$ (69,391)

(See accompanying notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(A pre-exploration stage company)

STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(Unaudited)
	Six months	Six months	February 15, 2001 (date
	ended	ended	of incorporation) to
	September 30, 2005	September 30, 2004	September 30, 2005
See Note 1 - Basis of Presentation and Going Concern Matters

Cash flows from operating activities
Net loss for the period	$ (43,183)	$ (24,272)	$ (168,061)
Amount not involving cash:
- Shares issued for services	-	-	2,250
- Compensation expenses paid with common stocks	-	-	48,960
- Depreciation	39	55	214
Changes in non-cash working capital items:
- Accounts payable and accrued liabilities	9,603	(319)	22,927
- Due to a director	-	1,633	4,544
Net cash used in operating activities	(33,541)	(22,903)	(89,166)

Cash flows from investing activities
Additions to equipment	-	-	(432)
Net cash flows used in investing activities	-	-	(432)

Cash flows from financing activities
Proceeds from the issuance of common stock	-	-	47,460
Proceeds from the issuance of promissory notes	-	-	30,000
Proceeds from liabilities to issue shares	13,029	-	13,029
Net cash flows provided by financing activities	13,029	-	90,489

Increase (Decrease) in cash	(20,512)	(22,903)	891

Cash - beginning of period	21,403	55,014	-

Cash - end of period	$ 891	$ 32,111	$ 891

Supplementary cash flow information
Interest paid in cash	$ 4	$ -	$ 4
Income taxes paid in cash	$ -	$ -	$ -

(See accompanying notes to the financial statements)

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

Notes to Financial Statements

September 30, 2005

(Stated in US Dollars)

(Unaudited)

1. Basis of Presentation and Going Concern Matters

In view of certain conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving of profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations.  Management believes that its current and future plans enable it to continue as a going concern.  Management plans to continue to seek other sources of debt and equity financing on favorable terms and expects to keep its operating costs to a minimum until cash is available through financing or operating activities.  There are no assurances that the Company will be successful in achieving these goals.  The Company has incurred a loss of $43,183 for the six months ended September 30, 2005 and at September 30, 2005 have an accumulated deficit of $168,061 and a working capital deficiency of $69,609.  These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than normal course of business and at amounts different from those reflected in the accompanying financial statements.  The accompanying unaudited interim balance sheets, statements of operations and cash flows reflected all adjustments, consisting of normal recurring adjustments and other adjustments, that are, in the opinion of management, necessary for a fair presentation of the financial position of the Company, at September 30, 2005, and the results of operations and cash flows for the six months ended September 30, 2005, and for the period February 15, 2001 (Date of Incorporation) to September 30, 2005.  The accompanying unaudited financial statements have been prepared in accordance with the instruction from Form 10-QSB pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and notes normally provided in the audited financial statements and should be read in conjunction with the Company’s audited financial statements for fiscal period ended March 31, 2005 included in the annual report previously filed on Form 10-KSB. The result of operations for the interim periods presented is not necessarily indicative of the results to be expected for the full year.

2. Mineral Properties

During the year ended March 31, 2004, the Company acquired SMH 31 to SMH50 mineral claim units (BLM No. NMC856514 to NMC856533) located in Eureka County, Nevada for $3,500.  This amount was expensed in 2004.  The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

During the year ended March 31, 2005, the Company acquired Roxy1 to Roxy8 mineral claim units (BLM No. NMC860160 to NMC860167) located in Pershing County, Nevada for $3,500.  This amount was expensed in 2005. The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

MCNAB CREEK GOLD CORP

(formerly Parthenon Development Corporation)

(A pre-exploration stage Company)

Notes to Financial Statements

September 30, 2005

(Stated in US Dollars)

(Unaudited)

2. Mineral Properties – continued

The exploration costs incurred can be summarized as follows:-

					February 15,
2001 (date of
	Three months ended		Six months ended		incorporation) to
	September 30,		September 30,		September 30,
	2005	2004	2005	2004	2005

Assays	$1,200	$-	$1,200	$-	$1,200
Consulting fee	9,300	-	9,300	-	9,300
Supplies	430	-	430	-	430
Travel	3,227	-	3,227	-	3,227
	$14,157	$-	$14,157	$-	$14,157

3. Related Party Transactions

September 30,		March 31,
	2005	2005
Promissory note payable to a director
of the Company, unsecured, interest at 8%
per annum, due January 9, 2006	$10,000	$10,000

Promissory note payable to a director
of the Company, unsecured, interest at 8%
per annum, due March 19, 2006	20,000	20,000
	$30,000	$30,000

As at September 30, 2005, accrued interest of $3,832 is included in accounts payable.

The amount due to a Director, $4,544, is unsecured, non-interest bearing and has no specific terms of repayment.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

 (A pre-exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

March 31, 2004 and 2003

Index

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements of Stockholders’ Equity

Statements of Operations

Statements of Cash Flows

Notes to Financial Statements

MOORE STEPHENS

ELLIS FOSTER LTD.

 CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 737-8117  Facsimile: (604) 714-5916

Website:   www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

McNab Creek Gold Corp.

(formerly Parthenon Development Corporation)

(A pre - exploration stage company)

We have audited the balance sheets of McNab Creek Gold Corp. (“the Company”) (A pre-exploration stage company) as at March 31, 2004 and 2003, the related statements of stockholders’ equity, operations and cash flows for the years then ended, and for the period from February 15, 2001 (date of incorporation) to March 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board of the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, and the period from February 15, 2001 (date of incorporation) to March 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 of the financial statements, the financial statements as of March 31, 2004 have been restated.

Vancouver, Canada

July 27, 2004, except as to                                                   “MOORE STEPHENS ELLIS FOSTER LTD.”

Note 2 which was as of June 15, 2005

Chartered Accountants

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

BALANCE SHEETS

March 31, 2004 and 2003

(Expressed in US Dollars)

ASSETS	2004 (Restated)	2003
Current Assets
Cash	$ 55,014	$ -

Equipment – Note 4	367	-

Mineral properties – Note 5	-	-

Total Assets	$ 55,381	$ -

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 4,882	$ 685
Due to a director – Note 6a	3,326	-

Total Current Liabilities	8,208	685

Promissory Notes Payable, related party – Note 7	30,000	-

Total Liabilities	$ 38,208	$ 685

STOCKHOLDERS’ EQUITY (DEFICIENCY)
Authorized: 100,000,000 common stock with a par value of $0.0001
Issued and Outstanding
964,200 common stock (2003- 2,250,000 common stock)	96	225
Additional paid in capital	98,574	2,025
Deficit accumulated during the pre-exploration stage	(81,497)	(2,935)

Total Stockholders’ Equity (Deficiency)	17,173	(685)

Total Liabilities and Stockholders’ Equity (Deficiency)	$ 55,381	$ -

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

for the period February 15, 2001 (Date of Incorporation) to March 31, 2004

(Expressed in US Dollars)

				Deficit
				Accumulated
	Common Shares		Additional Paid-in	During the Pre-exploration
	Number	Par Value	Capital	Stage	Total

Issuance of common stock for services rendered at $0.001 per share, February 16, 2001	2,250,000	$ 225	$ 2,025	$ -	$ 2,250
Comprehensive income (loss) (Loss) for the period	-	-	-	(2,935)	(2,935)

Balance, March 31, 2003 and 2002	2,250,000	225	2,025	(2,935)	(685)

Cancellation of common stock	(2,250,000)	(225)	225	-	-
Capital stock issued – at $0.10 for cash	420,200	42	41,978	-	42,020
– at $0.10, of which $0.01 for cash and $0.09 for compensation to management (Note 2b)	544,000	54	54,346	-	54,400
Comprehensive income (loss) (Loss) for the year	-	-	-	(78,562)	(78,562)

Balance, as at March 31, 2004 (as restated, see Note 2)	964,200	$ 96	$ 98,574	$ (81,497)	$ 17,173

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

STATEMENTS OF OPERATIONS

for the period February 15, 2001 (Date of Incorporation) to March 31, 2004

(Expressed in US Dollars)

	Year ended March 31,	Year ended March 31,	February 15 2001 (date of incorporation) to March 31,
	2004 (Restated)	2003	2004 (Restated)

Expenses
General and administrative	$ 10,334	$ -	$ 13,269
Compensation expenses paid with common stocks (Note 2b)	48,960	-	48,960
Property investigation costs Mineral claims – acquisition costs (Note 2a)	15,768 3,500	- -	15,768 3,500

Net loss for the period	$ (78,562)	$ -	$ (81,497)

Loss per share – basic and diluted	$ (0.06)	$ (0.00)
Weighted average number of Shares outstanding – basic and diluted	1,275,775	2,250,000

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

STATEMENTS OF CASH FLOWS

for the period February 15, 2001 (Date of Incorporation) to March 31, 2004

(Expressed in US Dollars)

	Year ended March 31,	Year ended March 31,	February 15 2001 (date of incorporation) to March 31,
	2004 (Restated)	2003	2004 (Restated)

Cash Flows from (used in) Operating Activities
Net loss for the period	$ (78,562)	$ -	$ (81,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for service	-	-	2,250
Compensation expenses paid with common stocks (Note 2b)	48,960		48,960
Depreciation	65	-	65
Change in other assets and liabilities:
Accounts payable	4,197	-	4,882
Due to director	3,326		3,326

Total Cash Flows used in Operating Activities	(22,014)	-	(22,014)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	47,460	-	47,460
Proceeds from issuance of promissory notes	30,000		30,000

Total Cash Flows from Financing Activities	77,460	-	77,460

Cash Flows used in Investing Activities
Acquisition of equipment	(432)	-	(432)

Total Cash Flows used in Investing Activities	(432)	-	(432)

Increase in cash during the period	55,014	-	55,014

Cash, beginning of the period	-	-	-

Cash, end of the period	$ 55,014	$ -	$ 55,014

SEE ACCOMPANYING NOTES

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

1.

Nature and Continuance of Operations

The Company was formed on February 15, 2001 under the laws of the State of Nevada, USA and commenced operations at that time.  On August 1, 2003, the Company changed its name to McNab Creek Gold Corp.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred operating losses and requires additional funds to maintain its operations.  Management’s plans in this regard are to raise equity financing as required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments that might result from this uncertainty.

The Company has not generated any operating revenues to date.

2.

Restatement of Financial Statements

(a)

During the year ended March 31, 2004, the Company acquired 20 mineral claim units located in Eureka County, Nevada for $3,500 (Note 5).  The acquisition cost was originally capitalized for as an asset on the balance sheet.  The treatment of this acquisition cost was revised as an expense item, as the recoverability of the capitalized mineral claims is not warranted.

(b)

During the year ended March 31, 2004, the Company issued 544,000 common shares to a director and officer of the Company and received cash proceeds of $0.01 per share.  As the fair value of the share was $0.10 each, the issuance was accounted for as a compensatory stock issuance to management.  Accordingly, the Company charged $48,960 compensation expenses to operations for the difference between fair value of share issued and cash proceeds received.  The issuance was originally accounted for as $0.01 per share.  The treatment of this share issuance was revised to $0.10 each to reflect its fair value.

A summary of the net effects of the above restatements is as follows:

	As previously reported		Adjustment	As restated
		(a)	3,500
		(b)	48,960
Net loss	26,102		52,460	78,562
Total Assets	58,881	(a)	(3,500)	55,381

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

3.

Significant Accounting Policies

(a)

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.  As at March 31, 2004 and 2003, cash and cash equivalents consist of cash only.

(b)

Mineral Properties

Acquisition and exploration costs are charged to operations as incurred until such time that proven or probable ore reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred.  The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

Exploration activities conducted jointly with others are reflected at the Company’s proportionate interest in such activities.

As at March 31, 2004, the Company did not have proven or probable ore reserves.

(c)

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

(d)

Advertising Expenses

The Company expenses advertising costs as incurred.  There were no advertising expenses incurred by the Company for the periods ended March 31, 2004 and 2003.

(e)

Earnings (Loss) Per Share

Earnings (Loss) per share is computed using the weighted average number of shares outstanding during the period.  The Company has adopted SFAS No. 128, “Earning Per Share”.  Diluted earnings per share is equivalent to basic earnings per share because there are no dilutive securities.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

3.

Significant Accounting Policies (continued)

(f)

Concentration of Credit Risk

The Company places its cash and cash equivalents with high credit quality financial institutions.  As of March 31, 2004, the Company had no deposit in a bank beyond insured limits

(g)

Foreign Currency Translations

The Company is located and operating outside of the United States of America.  It maintains its accounting records in U.S. Dollars, as follows:

At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are remeasured by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

(h)

Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value.   These financial instruments include cash and cash equivalents, promissory notes, accounts payable and accrued liabilities and due to related parties.   Fair values were assumed to approximate carrying values for these financial instruments, except where noted.  Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company is operating outside the United States of America and has exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollars.

(i)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

3.

Significant Accounting Policies   (continued)

(j)

Accounting for Derivative Instruments and Hedging Activities

The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value.  If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction.  For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

(k)

Stock-Based Compensation

The Company adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-based Compensation”.

The Company does not have a stock option plan nor granted any stock options since inception.

(l)

Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the impairment or Disposal of Long-Lived Assets.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

3.

Significant Accounting Policies   (continued)

(m)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency).  Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

The Company has no elements of “other comprehensive income” for the period ended March 31, 2004 and 2003.

(n)

Intangible Assets

The Company adopted the Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”, which requires that goodwill and intangible assets with indefinite life are not amortized but rather tested at least annually for impairment.  Intangible assets with a definite life are required to be amortized over their useful life or estimated useful life.

The Company does not have any goodwill nor intangible assets with indefinite or definite life since inception.

(o)

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin (ARB) No. 51.  This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity.  FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date.  Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The adoption of FIN 46 does not have an impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133.  This Statement is effective for contracts entered into or modified after June 30, 2003.  The adoption of SFAS No. 149 does not have an impact on the Company’s financial statements.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

3.

Significant Accounting Policies   (continued)

(o)

New Accounting Pronouncements   (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS No. 150 does not have an impact on the Company’s financial statements

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) will not have an impact on the company’s financial position or results of operations.

In a December 11, 2003 speech, the American Institute of Certified Public Accountants and Securities and Exchange Commission (“SEC”) expressed the opinion that rate-lock commitments represent written put options, and therefore is valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC’s position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate.   The adoption of SAB No. 105 does not have an impact on the Company’s financial statements.

4.

Equipment

		2004		2003
		Accumulated
	Cost	Depreciation	Net	Net
Computer equipment	$ 432	$ 65	$ 367	$ -

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

5.

Mineral Properties

During the year ended March 31, 2004, the Company acquired 20 mineral claim units located in Eureka County, Nevada for $3,500.  This amount was expensed in 2004.  The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

6.

Related Party Transactions

Related parties transactions not disclosed elsewhere in these financial statements are as follows:

(a)

The amount due to a related party is due to a director of the Company and is unsecured, non-interest bearing and has no specific terms for repayment.

(b)

In fiscal year 2004, the Company paid $1,852 and $4,000 in management fees to a director and an individual related to a director in amounts, respectively.

7.

Promissory Notes Payable

	2004	2003
Promissory note payable to a director of the Company, unsecured, interest at 8% per annum, due January 9, 2006	$ 10,000	$ -
Promissory note payable to a director of the Company, unsecured, interest at 8% per annum, due March 19, 2006	20,000	-
	$ 30,000	$ -

As at March 31, 2004, accrued interest of $232 is included in accounts payable.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(A pre-exploration stage company)

Notes to Financial Statements

March 31, 2004 (Restated) and 2003

(Expressed in U.S. Dollars)

8.

Income Taxes

As at March 31, 2004, the Company has estimated net operating losses carryforward for tax purposes of $29,000.  This amount may be applied against future federal taxable income. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations.  When circumstances change and this causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effects of temporary differences that give rise to the Company’s deferred tax asset (liability) are as follows:

Tax loss carry forwards	$ 10,000
Valuation allowance	(10,000)
$ -

9.

Non-Cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  During the period ended March 31, 2001, the directors and officers of the Company have provided certain administrative services whereby the Company issued 2,250,000 common shares at $0.001 per share.  The shares were subsequently cancelled in fiscal year 2004 due to the change of control of the Company.

10.

Subsequent Event

On July 21, 2004, the Company acquired 8 mineral claim units located in Pershing County, Nevada for $3,500.  The claims are subject to a production royalty of 2.5% of net smelter returns.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

March 31, 2005 and 2004

Index

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements of Operations

Statements of Changes in Stockholders’ Equity (Deficiency)

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

MCNAB CREEK GOLD CORP.

(An exploration stage company)

We have audited the accompanying balance sheet of McNab Creek Gold Corp. (an exploration stage company) as of March 31, 2005, the related statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the year ended March 31, 2005 and for the period from February 15, 2001 (date of incorporation) to March 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements as of March 31, 2004, for the year ended March 31, 2004 and for the cumulative period from February 15, 2001 (date of incorporation) to March 31, 2004 were audited by other auditors whose report dated June 27, 2004, except as to Note 2 which was as of June 15, 2005, expressed an unqualified opinion on those statements.  The financial statements for the period from February 15, 2001 (date of incorporation) to March 31, 2004 include total revenue and net loss of $nil and $81,497, respectively.  Our opinion on the statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the period from February 15, 2001 (date of incorporation) to March 31, 2005, insofar as it relates to amounts for prior periods through March 31, 2004, is based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of McNab Creek Gold Corp. as of March 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended March 31, 2005 and 2004, and for the cumulative period from February 15, 2001 (date of incorporation) to March 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that McNab Creek Gold Corp. will continue as a going concern.  As discussed in Note 1, the realization of assets and the satisfaction of liabilities and commitments are dependent upon McNab Creek Gold Corp.’s ability to meet its future financing requirements, and the success of future operations.  These factors raise substantial doubt about McNab Creek Gold Corp.’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada

/s/ Ernst & Young LLP

June 26, 2005

Chartered Accountants

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

BALANCE SHEETS
March 31, 2005 and 2004
(Expressed in U.S. Dollars)
	2005	2004

ASSETS

Current asset
Cash	$21,403	$55,014

Equipment - Note 3	257	367

Mineral properties - Note 4	-	-
Total Assets	$21,660	$55,381

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
Accounts payables and accrued expenses	$13,324	$4,882
Due to a director - Note 5a	4,544	3,326
Promissory notes payable to a related party - Note 6	30,000	30,000
Total current liabilities	47,868	38,208

Stockholders' equity (deficiency)
Common Stock : $0.0001 Par Value
Authorized : 100,000,000
Issued and Outstanding : 964,200 (2004 - 964,200)	96	96
Additional Paid-in Capital	98,574	98,574
Deficit accumulated during the exploration stage	(124,878)	(81,497)
Total stockholders' equity (deficiency)	(26,208)	17,173

Total liabilities and stockholders' deficiency	$21,660	$55,381

(See notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

STATEMENTS OF OPERATIONS
For the years ended March 31, 2005 and 2004 and
the period from February 15, 2001 (date of incorporation) to March 31, 2005
(Expressed in U.S. Dollars)
February 15,
2001 (date of
Years ended		Years ended	incorporation) to
March 31,		March 31,	March 31,
2005		2004	2005

Expenses
General and administrative	$39,631	$10,334	$52,900
Compensation expenses (Note 9b)	-	48,960	48,960
Property investigation costs	250	15,768	16,018
Mineral claims - acquisition costs (Note 4)	3,500	3,500	7,000
Net loss for the period	$(43,381)	$(78,562)	$(124,878)

Loss per share attributable to common
stockholders:
Basic and diluted	$(0.04)	$(0.06)	$(0.07)

Weighted average number of
common shares outstanding:
Basic and diluted	964,200	1,275,775	1,701,605

(See notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the period from February 15, 2001 (date of incorporation) to March 31, 2005
(Expressed in U.S. Dollars)
Deficit
Accumulated
Stock			Additional	During the	Stockholders'
Common		Amount At	Paid-in	Exploration	Equity
Shares		Par Value	Capital	Stage	(Decificiency)

Issuance of common stock for services rendered
at $0.0001 per share, February 16, 2001 (Note 9a)	2,250,000	$225	$2,025	$-	$2,250

Loss and comprehensive loss for the period	-	-	-	(2,935)	(2,935)
Balance, March 31, 2003 and 2002	2,250,000	225	2,025	(2,935)	(685)

Cancellation of common stock (Note 9a)	(2,250,000)	(225)	225	-	-

Capital stock issued
- at $0.10 for cash	420,200	42	41,978	-	42,020
- at $0.10, of which $0.01 for cash
and $0.09 for compensation expenses (Note 9b)	544,000	54	54,346	-	54,400

Loss and comprehensive loss for the period	-	-	-	(78,562)	(78,562)
Balance, March 31, 2004	964,200	96	98,574	(81,497)	17,173

Loss and comprehensive loss for the period	-	-	-	(43,381)	(43,381)
Balance, March 31, 2005	964,200	$96	$98,574	$(124,878)	$(26,208)

(See condensed notes to the financial statements)

MCNAB CREEK GOLD CORP.
(formerly Parthenon Development Corporation)
(An exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended March 31, 2005 and 2004 and
For the period from February 15, 2001 (date of incorporation) to March 31, 2005
(Expressed in U.S. Dollars)

			February 15,
			2001 (date of
	Year ended	Year ended	incorporation) to
	March 31,	March 31,	March 31,
	2005	2004	2005

Cash flows from (used in) operating activities
Net loss for the period	$(43,381)	$(78,562)	$(124,878)
Amounts not involving cash
- Shares issued for services	-	-	2,250
- Compensation expenses (Note 9b)	-	48,960	48,960
- Depreciation	110	65	175
Changes in non-cash working capital items:
- Accounts payable and accrued liabilities	8,442	4,197	13,324
- Due to a director	1,1218	3,326	4,544
Net cash used in operating activities	(33,611)	(22,014)	(55,625)

Cash flows used in investing activities
Additions to equipment	-	(432)	(432)
Net cash flows used in investing activities	-	(432)	(432)

Cash flows from financing activities
Proceeds from the issuance of common stock	-	47,460	47,460
Proceed from the issuance of promissory notes	-	30,000	30,000
Net cash flows provided by financing activities	-	77,460	77,460

Increase (decrease) in cash	(33,611)	55,014	21,403

Cash - beginning of period	55,014	-	-
Cash - end of period	$21,403	$55,014	$21,403

Supplemental cash flow disclosure
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

(See condensed notes to the financial statements)

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

1.

Nature and Continuance of Operations

The Company was formed on February 15, 2001 under the laws of the State of Nevada, USA and commenced operations at that time. On August 1, 2003, the Company changed its name to McNab Creek Gold Corp.

The financial statements are presented in United States dollars and have been prepared by management in accordance with U.S. generally accepted accounting principles on a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a loss of $43,381 during the year ended March 31, 2005 and at March 31, 2005 has an accumulated deficit of $124,878 and a working capital deficiency of $26,465.  The ability of the Company to continue as a going concern is uncertain and dependant upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations.  The outcome of these matters cannot be predicted at this time.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

The Company has not generated any operating revenues to date.

2.

Significant Accounting Policies

(a)

Principles of Accounting

These financials statements are stated in U.S. dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

(b)

Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. As at March 31, 2005 and 2004, the Company does not have cash equivalents.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies (continued)

(c)

Mineral Properties

Acquisition and exploration costs are charged to operations as incurred until such time that proven or probable ore reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred.  The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

As at March 31, 2005 and 2004, the Company did not have proven or probable ore reserves.

(d)

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

(e)

Advertising Expenses

The Company expenses advertising costs as incurred.  There were no advertising expenses incurred by the Company since its inception.

(f)

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of shares outstanding during the period.  Diluted earnings per share is equivalent to basic earnings per share because there are no dilutive securities.

(g)

Foreign Currency Translations

The Company is located and operating outside of the United States of America.  It maintains its accounting records in U.S. Dollars, as follows:

At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are re-measured by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies (continued)

(h)

Equipment

Equipment consists of computer equipment, which is recorded at cost and is depreciated using declining balance method at a rate of 30%.

(i)

Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash, promissory notes, accounts payable and accrued liabilities and due to a director. Fair values were assumed to approximate carrying values for these financial instruments, since they are short term in nature.  Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company is operating outside of the United States of America and has exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollars.

(j)

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies  (continued)

(k)

Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

(l)

Asset Retirement Obligations

The Company recognizes a liability for future retirement obligations associated with the Company’s mineral properties.  The estimated fair value of the assets retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted rate.  This liability is capitalized as part of the cost of the related asset and amortized over its productive life.  The liability accretes until the Company settles the obligation.  As of March 31, 2005 and 2004, the Company had no asset retirement obligation.

(m)

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29". SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement does not have an material impact the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based payment." The revised statement eliminates the ability to account for share-based compensation transactions using APB No. 25. This statement instead requires that all share-based payments to employees be recognized as compensation expense in the statement of operations based on their fair value over the applicable vesting period. The provisions of this statement are effective for fiscal years beginning after April 1, 2006. The adoption of this statement does not have any impact on the Company's financial statements.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Equipment

		2005		2004
		Accumulated
	Cost	Depreciation	Net	Net
Computer equipment	$ 432	$ 175	$ 257	$ 367

4.

Mineral Properties

During the year ended March 31, 2004, the Company acquired SMH 31 to SMH50 mineral claim units (BLM No. NMC856514 to NMC856533) located in Eureka County, Nevada for $3,500. This amount was expensed in 2004. The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

During the year ended March 31, 2005, the Company acquired Roxy1 to Roxy8 mineral claim units (BLM No. NMC860160 to NMC860167) located in Pershing County, Nevada for $3,500. This amount was expensed in 2005. The mineral claims are subject to a production royalty of 2.5% of net smelter returns.

5.

Related Party Transactions

Related parties transactions not disclosed elsewhere in the financial statements are as follows:

(a)

The amount due to a director is unsecured, non-interest bearing and has no specific terms for repayment.

(b)

During the year ended March 31, 2005, the Company paid $nil (2004: $1,852) and $nil (2004: $4,000) in management fees to a director and an individual related to a director, respectively.

(c)

Office space is provided by a director of the Company at a nominal rent basis.

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

6.

Promissory Notes Payable

	2005	2004
Promissory note payable to a director of the Company, unsecured, interest at 8% per annum, due January 9, 2006	$ 10,000	$ 10,000
Promissory note payable to a director of the Company, unsecured, interest at 8% per annum, due March 19, 2006	20,000	20,000
	$ 30,000	$ 30,000

As at March 31, 2005, accrued interest of $2,632 (2004: $232) is included in accounts payable.

7.

Segmented Information

The Company’s business is operating in one segment, being the locating and exploration of mineral properties, and in one geographical area based on the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.

8.

Income Taxes

As at March 31, 2005, the Company has estimated net operating losses carryforward for tax purposes of $76,000 (2004: $32,000), which will expire starting 2022 through 2026. This amount may be applied against future federal taxable income. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effects of temporary differences that give rise to the Company’s deferred tax asset (liability) are as follows:

	2005	2004

Tax loss carry forwards	$ 27,000	$ 11,000
Valuation allowance	(27,000)	(11,000)
	$ -	$ -

MCNAB CREEK GOLD CORP.

(formerly Parthenon Development Corporation)

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Expressed in U.S. Dollars)

9.

Non-Cash Transactions

(a)

During the period ended March 31, 2001, the directors and officers of the Company have provided certain administrative services whereby the Company issued 2,250,000 common shares at $0.001 per share.  The shares were subsequently cancelled in fiscal year 2004 due to the change of control of the Company.

(b)

During the year ended March 31, 2004, the Company issued 544,000 common shares to a director and officer of the Company and received cash proceeds of $0.01 per share.  As the fair value of the share was $0.10 each, the issuance was accounted for as a compensatory stock issuance to management.  Accordingly, the Company charged $48,860 compensation expense to operations for the difference between fair value of share issued and cash proceeds received.

PART III

Item 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1*	Articles of Incorporation
3.2*	Articles of Amendment
3.3*	By-Laws
10.1*	The SMH Quitclaim
10.2*	The Roxy Quitclaim
10.3*	Promissory Notes
23.1	Consent of Expert
23.2	Consent of Expert

*

Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MCNAB CREEK GOLD CORP.

Date:

~~July 15~~ January 12 , 200~~5~~ 6

By:

/s/Kenneth G. Townsend

Kenneth G. Townsend,

President, C.E.O., C.F.O.,

Secretary and Director